Free translation from Portuguese

Exhibit Number: 3.1.2

Shareholders Agreement
Execution Copy

EXHIBIT 3.1.10 TO THE INVESTMENT AGREEMENT

SHAREHOLDERS AGREEMENT OF VOTORANTIM CELULOSE E PAPEL S.A.

By this agreement:

on the one part,

I.           BNDES PARTICIPAÇÕES S.A. – BNDESPAR, wholly-owned subsidiary of the NATIONAL BANK OF ECONOMIC AND SOCIAL DEVELOPMENT – BNDES, with its principal place of business in the City of Brasília, Federal District, in the South Banking Sector, Suite 1, Block “J”, BNDES Building, 12th and 13th floors, and with offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida República do Chile, 100, part, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 00.383.281/0001-09, herein represented pursuant to its Bylaws (“BNDESPAR”),

And, on the other part,

II.           VOTORANTIM INDUSTRIAL S.A., with its principal place of business in the City of São Paulo, State of São Paulo, at Rua Amauri, 255/13th floor, suite A, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 03.407.049/0001-51, herein represented pursuant to its By-laws (“VID”),

BNDESPAR and VID are hereinafter referred to jointly as “Parties” or “Shareholders”, and individually and indistinctly as a “Party” or a “Shareholder”,

and, as intervening party

III.           VOTORANTIM CELULOSE E PAPEL S.A., a company with its principal place of business in the City of São Paulo, State of São Paulo, at Alameda Santos, 1357, 6th floor, enrolled with the National Corporate Taxpayers Register under CNPJ No. 60.643.228/0001-21, hereinafter referred to as “VCP” or “Company”,

RECITALS

WHEREAS, the Company is a global player whose strategy for growth is focused on the production of eucalyptus pulp;

WHEREAS, the Parties are shareholders of the Company and as of this date hold direct and indirect interests therein, as provided in Exhibit 2.21; and

WHEREAS, the Company desires to have the shares issued by it traded in the share market special segment of BM&FBovespa S.A. – Bolsa de Mercadorias e Futuros (“Bovespa”) known as Novo Mercado , thus adapting its Bylaws to the Novo Mercado Listing Regulations (“Adherence to the Novo Mercado”);

the Parties agree to execute this Shareholders Agreement according to the terms and for all effects of article 118 of Law No. 6404, of December 15, 1976 (“Corporation Law”), subject to the clauses and conditions provided for below and freely accepted by them, and they also agree to comply with this Agreement and cause it to be complied with (“Agreement”).

SECTION ONE – AGREEMENT COMPLIANCE

1.1. The Parties agree, directly and indirectly and irrevocably and irreversibly, to perform this Agreement and exercise the voting right attached to the Linked Shares of the Company according to this Agreement.

1.2. Immediately after execution of this Agreement, any of the Parties may provide the Company with a copy for annotation in its share register (or with the financial institution providing book-entry share services, as the case may be) and for making it known to its Managers, who shall observe and comply with the provisions agreed hereunder.

1.3. Whenever any Section of this Agreement is subject to voting agreement, the Company is hereby authorized and required to compute the votes of the Parties, as agreed hereunder.

1.4. This Agreement shall be binding upon the Managers appointed by the Parties, and these Managers shall be subject to all provision and conditions hereof.

SECTION TWO – COMPANY AND LINKED SHARES

2.1. The Company is a publicly-held corporation with shares traded in the Stock Exchange of São Paulo (Bovespa) and American Depository Receipts (ADRs) in the NYSE, USA.

2.2. The capital stock of the Company as of this date is2 [•], divided into [•] common shares and [•] preferred shares, distributed among the Parties as provided for in Exhibit 2.2.

2.3. This Agreement is binding upon the shares described in the exhibits mentioned in this Section held directly and indirectly by the Parties, and thus such shares become subject to all provisions herein, including the exercise of voting right, hereinafter referred to simply as Linked Shares.

2.3.1. From the date of execution of this Agreement to the date of Adherence to the Novo Mercado, the linked shares of the Company directly or indirectly held by the Parties as listed in Exhibit 2.3.13 shall be attached to this Agreement;

1 Information to be provided upon conclusion of VCP capital increase and execution of this Agreement.
2 Information to be provided upon conclusion of VCP capital increase and execution of this Agreement.

2.3.2. From the date of Adherence to the Novo Mercado to the closing date of the Restricted Period (as defined below), the linked shares of the Company directly or indirectly held by the Parties as listed in Exhibit 2.3.24 shall be attached to this Agreement.

2.3.3. After the Restricted Period (as defined below), the linked shares of the Company directly or indirectly held by the Parties as listed in Exhibit 2.3.35.

2.4. The Parties hereby represent and warrant that they are sole and legal owners and holders of Linked Shares.

2.5. In order to preserve the percentage of the Company’s capital attached to this Agreement, the shares of the Company that may be acquired by any of the Parties as result of stock dividends and/or split of Linked Shares, or as result of exercise of preemptive or priority right to subscribe for shares of the Company or securities or convertible or exchangeable rights or conferring subscription rights, shall become automatically attached and deemed as Linked Shares.

2.5.1. If, in future issuances carried out by the Company (“Future Issuance”), any of the Parties elect not to exercise its preemptive or priority right to subscribe for shares of the Company or securities or rights convertible into shares or exchangeable for shares or conferring rights to subscribe for shares, such Party shall grant the other Party a preemptive right to assign its respective preemptive or priority right at the price and in the conditions for negotiation of such rights in the market, in the number necessary for the assignee to be able to preserve a percentage of the capital stock of the Company attached to this Agreement.

2.5.2. Without prejudice to item 2.5.1. above and without prejudice to the Parties’ right to dispose of their shares not attached to this Agreement, the Parties agree, during the Restricted Period, to attach shares issued by the Company held by them at the time of the Future Issuance in a number sufficient to ensure, at the time of Adherence to the Novo Mercado, a 50.1% percentage of the capital stock of the Company.

ARTICLE THREE – COMPANY’S MANAGEMENT

3.1. The Company shall be managed by a Board of Directors consisting of at least seven (7) and no more than twelve (12) members, and an Executive Board.

3.2 As of the date of execution of this Agreement, BNDESPAR shall be entitled to appoint up to two (2) members of the Board of Directors of the Company, and the other members shall be appointed by VID.

3 Sum of (i) all shares issued by the Company owned by VID and (ii) the common shares and preferred shares issued by the Company owned by BNDESPAR and necessary to ensure the Parties, at the time of Adherence to the Novo Mercado, a fifty point one per cent (50.1%) interest in the capital stock of the Company.
4 Sum of (i) all shares issued by the Company owned by VID and (ii) the common shares issued by the Company owned by BNDESPAR and necessary to ensure the Parties a fifty point one per cent (50.1%) interest in the capital stock of the Company.
5 Sum of (i) all shares issued by the Company owned by VID and (ii) the common shares issued by the Company owned by BNDESPAR subject to VID’s call option.

3.2.1. After Adherence to the Novo Mercado and until the closing of the Restricted Period, as defined below, BNDESPAR shall be entitled to appoint up to two (2) members of the Board of Directors of the Company, and the other members shall be appointed by VID.

3.2.2. After the closing of the Restricted Period, BNDESPAR shall be entitled to appoint one (1) member of the Board of Directors of the Company, and the other members shall be appointed by VID.

3.2.3. These appointment rights are non-assignable, and thus they are not attached to Linked Shares that may be disposed of by the Parties to any third party.

3.3. The Parties may participate in the management of the Company through representative(s) in the Board of Directors, and each Party shall (i) appoint skilled professionals with school background and skills in management of business, knowledge on the best corporate governance practices, available time, strategic view consistent with the business purposes of the Company and holding no interest in companies competing with the Company or without any prior history discrediting its repute, and (ii) cause their Director(s) thus appointed to comply with the provisions of this Agreement

3.4. The Parties shall exercise their voting right in such a way to ensure that the representatives appointed by the Parties be elected to the Board of Directors of the Company, including accumulating their votes in the event of multiple voting, and the Parties also agree that in the event of removal, resignation and/or substitution of Director(s), all Parties shall follow the vote of the Party(ies) that have appointed the removed, resigning or substitute Director(s).

3.5. Each Party shall cause the Director(s) elect appointed by them to the Board of Directors or their respective alternates to attend the meetings of the Board of Directors and vote as a pool jointly with the elected representatives appointed by the other Party, with uniform vote as established in the Previous Meeting.

3.6. Any Director, in the event of absence and disability of his/her alternate, shall be entitled to appoint, upon specific appointment in writing, another Director to temporarily substitute him/her at a meeting of the Board of Directors of the Company and/or a Previous Meeting of the Board of Directors. The appointment referred to in this Section shall specify the Director appointed as representative and provide voting instructions for the resolutions on the issues included in the agenda.

3.7. If the absent or disable Director and/or his/her alternate does not appoint another Director to substitute him/her as provided in Section 3.6 above and his/her vote is required to reach a specific quorum for the resolution, a Director appointed by the other Party shall be automatically appointed, pursuant to article 653 et seq. of the Brazilian Civil Code to represent said Director at the meeting of the Board of Directors and resolve on the issues under this Agreement.

SECTION FOUR – VOTING RIGHT

4.1. Each Party agrees to attend the Shareholders Meetings of the Company and exercise the right to vote conferred upon each of them by their Linked Shares, directly or through its representatives legally appointed, voting on an uniform basis, as determined at the Previous Meeting before the Shareholders Meeting referred to in Section 4.2 below, always in strict compliance with the provisions of this Agreement, in order to ensure more participation of the Parties in the resolutions of the Shareholders Meetings of the Company.

4.2. The Parties agree to hold a previous meeting before (i) each shareholders meeting, and (ii) the meetings of the Board of Directors of the Company whose agenda is to resolve on any of the matters listed in Section 4.3 below (“Previous Meeting”).

4.2.1. Unless otherwise provided for in Section 4.4 below, any and all resolution taken at a Previous Meeting shall be binding upon the Parties, whether they have attended the Previous Meeting or not, and shall determine their vote at the respective shareholders meeting or the vote of their representatives at the respective meeting of the Board of Directors, regardless of any dissenting votes that may be counted at the Previous Meeting. To that effect, each of the Parties hereby and according to the provisions of article 118, paragraph 7, of the Corporation Law, grant the other irrevocable and irreversible powers to represent it at each shareholders meeting, in such a way that the absent parties be represented by the attending parties, casting their votes strictly according to the terms established in the minutes of the Previous Meeting as regards the matters in the agenda of the shareholders meeting concerned.

4.2.2. Unless otherwise provided for in this Agreement, the resolutions at the Previous Meeting shall be taken upon affirmative vote of simple majority of all votes of the Parties, and each Party shall be entitled to the number of votes established in the table below:

Parties	Number of Votes
VID	3
BNDESPAR	2

4.3.2. The Previous Meeting shall be convened by any of the Parties, upon written notice, return receipt requested, and it shall be held at least two (2) days before the date scheduled to the holding of the shareholders meeting or the meeting of the Board of Directors concerned, always subject to at least fifteen (15) days in advance from the date of receipt of call notice to the date of the Previous Meeting, and the Parties shall attend it through their representatives (whether Directors or not), vested with powers to represent each of them and resolve on the matters discussed thereat. Written notice shall not be required for a Previous Meeting at which all Parties attend.

4.2.4. In the event of absence of the representative of any of the Parties at a Previous Meeting duly convened, the attending Party shall be entitled to convene a second Previous Meeting to be taken at least one (1) business day after the date scheduled for the shareholders meeting or meeting of the Board of Directors concerned, with no need to observe the minimum period of notice, in order to resolve on the same matter.

If the Party that has not appeared at the first call does not appear at the second call, the other Party may take any and all resolution strictly within the scope of the agenda, and the resolution thus taken shall be binding upon the Party that has not attended the Previous Meeting as well as upon the members of the Board of Directors who have been elected by such Party.

4.2.5. If the Previous Meeting is not held at first call and/or at second call, or if no resolution is taken at a Previous Meeting, at first call and/or at second call, on the matters of the shareholders meeting, the Parties shall be required to resolve on all or part of the items included in the agenda of the date of said shareholders meeting and give instructions to their representatives in the Board of Directors not to resolve on all or part of the items included the agenda of the date of the respective meeting of the Board of Directors.

4.2.6. Minutes of each Previous Meeting shall be drawn up and signed by the attending Party(ies), with instructions of prevailing vote to be given to the Parties and by the Parties to their respective representative(s) at the shareholders meeting and/or to the members of the Board of Directors appointed by them, who shall follow such instructions.

4.3. During the term of this Agreement, the following matters may only be approved with the express consent of BNDESPAR at Previous Meeting:

a) indebtedness incurred by the Company and its controlled companies that, as from the investment of the funds obtained from such indebtedness transactions, result in a Net Debt/EBITDA Ratio (“Ratio”), considered on a consolidated basis, exceeding the following parameters: (i) for indebtedness incurred in 2009, eight (8) times the Ratio; (ii) for indebtedness incurred in 2010, seven (7) times the Ratio; (iii) for indebtedness incurred in 2011, six (6) times the Ratio; and (iv) for indebtedness incurred in 2012, five (5) times the Ratio, and EBITDA shall be deemed as the one accumulated in the last twelve (12) months from the most recent Quarterly Information Report (“Indebtedness Parameters”);

b) Company’s capital stock reduction;

c) proposal of extrajudicial reorganization plan, filing for judicial reorganization or bankruptcy by the Company or its controlled companies;

d) liquidation or dissolution of the Company or any controlled company;

e) change in the preferences and advantages of the preferred shares or creation of a new and more favored class of shares;

f) reduction of compulsory dividend of the Company;

g) any proposal for distribution of dividends or interest on equity, to the extent that the reduction in Company’s cash results in increase in the Ratio for an amount exceeding the Indebtedness Parameters;

h) participation of the Company in groups of companies;

i) reduction in the level of listing with Bovespa or deregistration of the company as a publicly-held corporation;

j) any amendment to the Bylaws of the Company before the Adherence to the Novo Mercado, including adjustment of said Bylaws to the rules of the Novo Mercado Listing Regulations, and the parties hereby agree that said adjustment shall be based on the current market practices;

k) after Adherence to the Novo Mercado, amendment to the articles of the Bylaws regarding the business purpose of the Company, Fiscal Council, diluted control and maintenance of the share base dilution;

l) conversion, consolidation, split or merger, including of shares, involving the Company and its controlled companies, including swaps or payment in kind using shares, except for transactions resulting in integration of the business of the Company and of Aracruz Celulose S.A.;

m) capital increase, issuance of any security convertible into or exchangeable for share, including the fixing of issuance price of the shares to be issued and the price of the security convertible into or exchangeable for Share;

n) any transaction between the Company and/or its controlled companies, on the one part, and any related parties, on the other part, in an amount exceeding twenty million Reais (R$20,000,000.00) per year, except (i) inter-company agreements for supply of electric energy and provision of shared services (such as administrative, financial, logistics and information technology services) up to an aggregate annual amount of eighty million Reais (R$80,000,000.00), (ii) financial investments in market conditions in an amount of up to two hundred million Reais (R$200,000,000.00) and (iii) agreements to protect global cash flow exposure of up to one hundred million Reais (R$100,000,000.00);

o) disposal of or encumbrance on permanent assets, by the Company, whose amount in a period of twelve (12) months have exceeded, individually or in the aggregate, five per cent (5%) of the total assets determined in the most recent Quarterly Information Report (ITR);

p) any proposal for creation of reserves, provisions or for changing accounting criteria in an amount that, individually or in the aggregate, exceeds ten per cent (10%) of the shareholders’ equity of the Company as determined in the most recent Quarterly Information Report (ITR);

q) the approval of the Company’s annual budget if this results in an increase in the Ratio above the Indebtedness Parameters;

r) execution of agreements of any nature in an individual amount exceeding five hundred million Reais (R$500,000,000.00), except the agreements provided for in the other provisions of this Section;

s) capital investments not provided for in the business or budget plan approved by the Board of Directors of the Company, and so long as their individual amount exceeds five hundred million Reais (R$500,000,000.00);

t) acquisition by the Company of relevant interest, as defined by applicable law, not provided for in the business or budget plan approved by the Board of Directors of the Company, and so long as their individual amount exceeds five hundred million Reais (R$500,000,000.00);

u) creation of encumbrances or guarantees by the Company and/or its controlled companies to ensure performance of third party obligations, except obligations of controlled companies;

v) acquisition of any equity interest in companies whose core business is not provided within the scope of the business purpose of the Company or investments in business alien to the business purposes of the Company; and

w) reappraisal of assets of the Company resulting in positive variation of the asset in an amount exceeding five hundred million Reais (R$500,000,000.00).

4.3.1. If BNDESPAR does not agree with any of the matters listed in Section 4.3 above, it shall justify in writing, always in the best interest of the Company.

4.4. Notwithstanding the provisions above, the resolution taken at the Previous Meeting shall not restrict the vote of BNDESPAR or of the members appointed by BNDESPAR to the Board of Directors in matters related to:

a) rendering of accounts;

b) review, discussion and resolution on the Management Report and financial statements; and

c) modalities defined as abuse of power in article 117, paragraph 1, of the Corporation Law.

4.5. In respect of the resolution to determine the global compensation of the managers, VID agrees to adopt a compensation policy consistent with the practices adopted by similar companies.

SECTION FIVE – SHARE TRANSFER RESTRICTION

5.1. The Parties agree not to sell, promise to sell, exchange, donate or otherwise dispose of, transfer or encumber, directly or indirectly, in whole or in part, the Linked Shares for a period of thirty-six (36) months from the execution of this Agreement (“Restriction Period”).

6. SECTION SIX – DISPOSAL AFTER THE RESTRICTION PERIOD

6.1. After the expiration of the Restriction Period, if BNDESPAR elects to sell or assign shares issued by the Company owned by BNDESPAR to a company engaged in the paper and/or pulp industry (“Strategic Investor”), in order to reduce its equity interest in the total capital of the Company to a percentage lower than [•]6 per cent ([•]%), the consummation of such disposal shall be in compliance with BNDESPAR’s obligation to allow VID to exercise its preemptive right to acquire, at its sole discretion, all Linked Shares that BNDESPAR offers to sell or assign (the “Offered Shares”), in the following conditions:

6.1.1. BNDESPAR shall send written notice to VID, return receipt requested, informing the number of Offered Shares, the price and the payment conditions thereof, and the name and other data of the prospect buyer, if any, providing all elements that allow VID to properly assess the offering (“Offering”).

6.1.2. VID shall, within forty-five (45) days from receipt of said notice, exercise its preemptive right to acquire all Linked Shares offered by BNDESPAR under the Offering, provided that the Offering shall be deemed refused if no answer is given in writing within the established period of time.

6.1.3. If VID exercises its preemptive right, the transfer of the Linked Shares subject to VID’s preemptive right shall take effect sixty (60) days after the expiration of the period provided for in Section 6.1.2 above.

6 The percentage referred to herein shall be equal to the difference between fifty point one percent (50.1%) of VCP’s voting capital (at the time of Adherence to the Novo Mercado) and the sum of the number of shares held by VID and those owned by BNDESPAR which are subject to VID’s call option.

6.1.4. If VID does not exercise its preemptive right within the period stipulated in Section 6.1.2, BNDESPAR shall be entitled to sell the shares under the Offering in the following sixty (60) days in the same conditions as the Offering. If the sale is not made within this sixty (60)-day period, BNDESPAR shall follow again the procedure provided for in this Section.

6.2. The provisions of this Section shall also apply to the assignment of rights to subscribe for new common shares.

6.3. Noncompliance with the procedure provided for in this section as regards the preemptive right shall render the sale, transfer or assignment of Linked Shares null and void.

6.4. If BNDESPAR intends to sell or assign shares of the Company owned by BNDESPAR to a Strategic Investor, pursuant to Section 6.1., in a stock exchange or upon public offering of shares (“Public Auction’), the disposal of the shares shall be made subject to VID’s preemptive right to acquire such shares by the price published in the Public Auction, as provided for in this Section.

6.4.1. In the Event of Public Auction VID shall exercise its preemptive right within a five (5)-day period which shall only start after the price per share is defined.

6.4.2. BNDESPAR shall retain title to the shares described in this Section until VID elects to exercise or not to exercise its preemptive right.

6.5. If VID elects not to exercise its preemptive right provided for herein, the buyer(s) of the Offered Shares, pursuant to this Section Six, shall not be subject to this Agreement.

6.6. After the Restriction Period, if BNDESPAR elects to sell or assign shares issued by the Company owned by BNDESPAR on the BOVESPA trading session in order to reduce its equity interest in the total capital of the Company to a percentage lower than [•]7 ([•] %), the preemptive right set forth in this Section Six shall not apply, and the consummation of said disposal, to the extent that it is in an amount equal to or exceeding fifty million Reais (R$50,000,000.00) at every three (3)-month period, shall be made only upon BNDESPAR sending notice to VID, at least thirty (30) days before the date scheduled for commencement of the sale, of its intent to dispose of the shares and specifying the number of shares to of be disposed of.

SECTION SEVEN – TAG-ALONG RIGHT

7.1. After the Restriction Period and until the expiration of the twelve (12)-month period thereafter, but not after the Adherence to the Novo Mercado, if VID elects to dispose of, directly or indirectly, through one or more transactions, all or part of the Linked Shares owned by VID and representing its controlling interest in the Company (“Disposal of Controlling Interest”), BNDESPAR shall be entitled to dispose of, jointly with VID, all shares issued by the Company owned by it, other than (i) the shares held on January 19, 2009; (ii) the shares acquired from third parties after such date; and (iii) the shares resulting from stock dividends, splits and exercise of preemptive rights granted by the shares referred to in items (i) and (ii) of this Section (“Tag-Along Right”).

7 See Note to Section 6.1.

7.2. In the event of Section 7.1, VID shall send written notice to BNDESPAR and to the Company of the intended disposal (“Notice of Sale”) and fixing a term of up to sixty (60) days after the Notice of Sale to the consummation of the disposal (“Date of Sale”). The Notice of Sale shall be accompanied by the draft of the disposal agreement negotiated by them, and shall specify: the number of Linked Shares offered, the prices and payment conditions thereof, the name and other data of the prospect buyer, and a confirmation that the prospect buyer was informed of the Tag-Along Right.

7.3. If BNDESPAR intends to exercise its Tag-Along Right, it shall send written notice to VID and to the prospect buyer within up to thirty (30) days after receipt of the Notice of Sale, informing the number of shares issued by the Company that BNDESPAR owns and intends to dispose of.

7.4. The price per share to be paid by prospect buyer to BNDESPAR shall be equal to the price per share paid to VID, regardless of the type of share. The disposal conditions shall also be the same for VID and BNDESPAR.

7.5. If the prospect buyer refuses to complete the purchase of all shares that BNDESPAR has proposed to dispose of upon exercising its Tag-Along Right, VID shall be prevented from selling any of its Linked Shares representing controlling interest in the Company to the prospect buyer.

7.6. If BNDESPAR elects not to exercise its Tag-Along Right, VID shall be entitled, up to the Date of Sale, to dispose of its Linked Shares at the same price and in the same terms and conditions specified in the Notice of Sale. If the disposal is not consummated up to the Date of Sale and in the offered conditions, the procedures pertaining to the Tag-Along Right as provided for in this Agreement shall be followed again.

SECTION EIGHT – SPECIFIC PERFORMANCE

8.1. Subject to the provisions of this Agreement, the Parties shall be entitled to request the Chairman of the Shareholders Meeting of the Company to state the invalidity of vote cast against or in conflict with any provision of this Agreement. The members of the Board of Directors elected by appointment of the Parties shall have the same right as regards resolutions subject to the Board of Directors on any matter provided for in this Agreement.

SECTION NINE – TERM

9.1. The provisions of this Agreement shall become effective on the date of execution hereof and shall be valid for a period of five (5) years.

SECTION TEN – MISCELLANEOUS

10.1. This Agreement shall be filed with the Company at its principal place of business, and the Company agrees to strictly comply with all the terms, provisions and conditions hereof and signs it as intervening party.

10.2. No vote cast by the Parties in breach of the provisions of this Agreement shall be accepted or computed at the Shareholders Meetings of the Company.

10.3. The Company shall include in the agreement executed with the financial institution acting as depositary of book-entry shares that the common shares owned by the Parties are attached to this Agreement, and shall include in its records the following statement: “The common shares issued by VCP and owned by VID and BNDESPAR are attached to a shareholders agreement executed on ________, 2009, which is duly filed with VCP at its principal place of business.”

10.4. The Company shall provide on a semi-annually basis, up to June 10 and December 10 of each year, the financial statements of April 30 and October 31, accompanied by a Comfort Letter regarding such statements, based in audit proceedings and issued by an independent auditors company, as well as the capital stock ownership of the Company, stressing BNDESPAR’s equity interest as from the date on which BNDESPAR becomes holder of a substantial equity interest in the Company, meaning an equity interest (i) exceeding ten per cent (10%) of the capital stock with influence on the Management, and (ii) exceeding twenty per cent (20%) of the voting capital, and confidentiality shall be kept as regards such information.

10.5. The Company shall promptly notify the Parties of any acts, facts or omissions that may result in breach of this Agreement, as well as adopt any measures that may be required by superseding law to the effect or validity hereof.

10.6. The Parties shall be widely entitled to be provided with information and to inspect the business, books and accounting of the Company, which shall promptly fulfill any requests for information or clarifications made by the Parties.

10.7. In the event of breach by any Party hereto of any of its obligations under this Agreement, the other Parties shall be entitled to file legal action to enforce the specific performance hereof, pursuant to article 118 of the Corporation Law, and according to the articles 461 et. seq. of the Brazilian Code of Civil Procedure.

10.8. On the best terms of the law, the Parties acknowledge that, except as expressly provided for in this Agreement: (i) the failure to exercise, the extension of a period, the forbearance, or the delay to exercise any right to which they may be entitled under this Agreement or by law shall not operate as a novation or waiver of such right nor affect the exercise thereof; (ii) the partial exercise of such right shall not prevent them from exercising the remaining of their rights or from exercising any other right; (iii) the waiver of any right shall only be valid if granted in writing; (iv) the waiver of a right shall be limited to that right and shall not be deemed as a waiver of any other right under this Investment Agreement.

10.9. All the notices and notifications or any other kind of communication to be delivered pursuant to this Investment Agreement shall be addressed as follows, at all times in writing and with return receipt requested:

To BNDESPAR:
Av. República do Chile, 100
Rio de Janeiro, RJ, Brasil
Fax: 21-2220-2907
At: Superintendente da Área de Mercados Capitais – AMC

To VID:
Rua Amauri, 255 – 13º andar – Conjunto A
São Paulo, SP, Brasil
Fax: 11 3079-9345
Attn: Mr. Raul Calfat

With a copy to:
Rua Amauri, 255 – 13º andar – Conjunto A
São Paulo, SP, Brasil
Fax: 11 3079-9345
At: Mr. Alexandre D’Ambrósio

To VCP:
Alameda Santos, 1357 – 8º andar
São Paulo, SP, Brasil
Fax: 11 2138-4066
At: Mr. José Luciano Duarte Penido

With a copy to:
Rua Amauri, 255 – 13º andar – Conjunto A
São Paulo, SP, Brasil
Fax: 11 3079-9345
At: Mr. Alexandre D’Ambrósio

10.9.1. Notices and notifications or any other form of communication shall be deemed delivered on the date included in the return receipt, on the date of acknowledgment of receipt of the fax message or on the date of formalization of the judicial or extrajudicial notification.

10.9.2. Copies of any and all correspondence exchanged between the Parties and/or VCP on the matters included therein shall be sent to the other Parties and/or to VCP as applicable.

10.9.3. Any changes in the addresses above shall be immediately communicated to the Parties and/or to VCP, and in the absence of said communication, the correspondence sent to the old address shall be deemed correctly sent and received for all factual and legal purposes.

10.10. This Agreement is executed irrevocably and irreversibly, except in the events set forth herein, and it is binding upon the Parties and their respective successors on any account and shall not be subject to assignment or transfer, whether in whole or in part, unless with prior written consent of the other Party.

10.11. If any term or provision stipulated herein is deemed null, illegal, unenforceable or inapplicable by virtue of a legal provision or a final judicial decision, all the other conditions and provisions herein shall remain fully effective, and the Parties shall negotiate in good faith an amendment hereto aimed at reestablishing the original scope of the Parties to the best extent possible.

10.12. The Company executes this Agreement and represents to be aware of its provisions, and, for the purposes of article 118 of the Corporation Law, agrees to comply with all provisions hereof.

10.13. The provisions of this Agreement shall prevail over any provisions of the Bylaws of the Company that may regulate in a different way any matter under this Agreement, and thus all said matters shall be construed and governed according to the rules of this Agreement.

10.14. As from the date of execution of this Agreement, all amounts hereunder shall be adjusted at every twelve (12)-month period by the Extended Consumer Price Index (IPC-A) applicable for the period.

10.15. This Agreement shall be governed by, and construed according to the laws of the Federative Republic of Brazil.

10.16. Any act in breach of any of the rules provided for in this Agreement shall be deemed null and void before the Company.

10.17. The Parties agree that any dispute arising out of this Agreement which cannot be amicably settled by the Parties within a period of thirty (30) calendar days not subject to extension shall be resolved by the BOVESPA’s Market Arbitration Chamber (the “Arbitration Chamber”) pursuant to its Regulations (except for the periods set forth therein, which shall be considered tripled), and this Section 10 shall be deemed an arbitration clause for the purposes of the provisions of paragraph 1 of article 4 of Law 9307/96. The conduction and proper development of the arbitration proceedings shall be equally incumbent upon the Arbitration Chamber.

10.17.1. The Arbitral Tribunal shall consist of three (3) arbitrators, one of which shall be appointed by the Party intending to commence arbitration and the other arbitrator by the other Party, and a third arbitrator, who shall serve as President of the Arbitral Tribunal, shall be appointed by the arbitrators selected by the Parties. Should any of the Parties fail to appoint an arbitrator and or should the arbitrators appointed fail to reach a consensus as to the third arbitrator, the President of the Arbitration Chamber shall appoint the third arbitrator as soon as possible.

10.17.2. The Parties acknowledge that any arbitration award, decision or determination shall be final and binding and shall constitute a judicial execution instrument binding on the Parties and their successors, who agree to comply with the provisions of the arbitration award, regardless of judicial execution.

10.17.3. Notwithstanding the foregoing, each Party remains entitled (a) to obtain any “provisional measures” that are necessary before commencement of the arbitration proceedings and such measure shall not be construed as a waiver of the arbitration proceedings by the Parties; (b) to enforce any arbitration decision, including the final arbitration award; and (c) to guarantee the formation of the arbitral tribunal. For such purpose, the Parties hereby elect the courts of the Judicial District of Rio de Janeiro, State of Rio de Janeiro, waiving any other court however privileged it may be.

IN WITNESS WHEREOF, the Parties and VCP execute this Agreement in three (3) counterparts of equal contents and form before the undersigned witnesses.

São Paulo, [•] [•], 20098.

8 The date of execution of this Agreement shall be the date on which is VCP’s capital increase is completed.

(signature page of the Shareholders Agreement of Votorantim Celulose e Papel S.A.)

BNDESPAR:

Name:
Title:

VID:

Name:
Title:

VCP:

Name:
Title:

Witnesses:

1.
Name:
ID RG:
Individual Taxpayer ID (CPF/MF):

2.
Name:
ID RG:
Individual Taxpayer ID (CPF/MF):

The pages of this Agreement were initialed by:

(initial)
Mota Fernandes Rocha Advogados

(initial)
Alice Ferreira Lopes
Manager
AMC/DEMEC/GEJUR1

(initial)
Bruno Lima dos Santos
Manager
AMC/DEINV/GEJUR3

ede/textos6a/voto27.doc
05/26/09